# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: MAINZ BIOMED N.V., CIK 0001874252
CUSIP: N5436L119
Title of class of securities: Ordinary Shares, (euro)0.01 nominal value
Address of issuer's principal executive offices: ROBERT KOCH STRASSE 50, 55129, MAINZ, Germany (2M), 55129
Date of event which requires filing of this statement: 04/22/2026
Filed by CIK 0001932843
Persons authorized to receive notices and communications: DAVID E. LAZAR, 44, Tower 100, The Towers Winston, Churchill San Francisco, Paitilla, Panama City, Panama (R1), 07196, 646-768-8417

## Reporting persons
- Lazar David E. (CIK 0001932843): type of reporting person: individual (IN); citizenship or place of organization: Portugal (S1); source of funds: personal funds (PF); sole voting power 477,000,000; shared voting power 0; sole dispositive power 477,000,000; shared dispositive power 0; aggregate amount beneficially owned 477,000,000 (97.4% of the class)
  Comment: Consists of (i) 9,000,000 Ordinary Shares issuable upon conversion of the Issuer's Series A Preferred Shares, (ii) 9,000,000 Ordinary Shares issuable upon conversion of the Issuer's Series B Preferred Shares, (iii) 9,000,000 Ordinary Shares issuable upon conversion of the Issuer's Series C Preferred Shares, (iv) 225,000,000 Ordinary Shares issuable upon conversion of the Issuer's Series D Preferred Shares, and (v) 225,000,000 Ordinary Shares issuable upon conversion of the Issuer's Series E Preferred Shares.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, (euro)0.01 nominal value
Name of issuer: MAINZ BIOMED N.V.
Address of issuer's principal executive offices: ROBERT KOCH STRASSE 50, 55129, MAINZ, Germany (2M), 55129

## Item 2. Identity and Background
Name of person filing: This statement is filed by David Elliot Lazar (the "Reporting Person").
Residence or business address: The principal business address of the Reporting Person is 44, Tower 100, The Towers, Winston Churchill, San Francisco, Paitilla, Panama City, Panama 07196.
Present principal occupation or employment: The Reporting Person is a private investor.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of Portugal and Israel.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person purchased 5,000,000 Preferred Shares (as defined in Item 6 below), which are convertible into an aggregate of 477,000,000 of the Issuer's Ordinary Shares (the "Shares"), with personal funds pursuant to a Securities Purchase Agreement, dated as of February 13, 2026, by and between the Issuer and the Reporting Person (the "SPA") for an aggregate purchase price of $6,000,000. The terms of the SPA and the transaction are described further in Item 6.

## Item 4. Purpose of Transaction
Purpose of transaction:
Pursuant to the SPA, as further described in Item 6, effective as of February 13, 2026, the Reporting Person was appointed as a temporary non-executive director and Chair of the Board of Directors of the Issuer. At the Issuer's shareholder meeting held on April 22, 2026 (the "Meeting"), the Issuer's shareholders approved, among other matters, (a) the conversion of the Preferred Shares into Ordinary Shares, (b) the appointment of the Reporting Person as an executive director and Chief Executive Officer, and (c) the appointment of the Reporting Person's designees to the Board of Directors.

The Reporting Person purchased the Shares pursuant to the SPA based on the Reporting Person's belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Person may endeavor to increase or decrease his position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Person intends to review his investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, engaging in additional communications with management and the Board of Directors of the Issuer, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer and the Reporting Person's investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional Shares, selling some or all of his Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing his intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Ordinary Shares owned by the Reporting Person is based upon (a) 12,515,336 Ordinary Shares outstanding as of March 25, 2026, as reported in the Issuer's Annual Report on Form 10-K, which was filed with the Securities and Exchange Commission on March 31, 2026, and (b) 477,000,000 Shares issuable to the Reporting Person upon the conversion of the Preferred Shares.

As of the close of business on April 22, 2026, following the receipt of Stockholder Approval at the Meeting, the Reporting Person beneficially owned 477,000,000 Shares issuable upon conversion of the Preferred Shares.

Percentage: Approximately 97.4%
Number of shares as to which each person has sole or shared power to vote or dispose:
1. Sole power to vote or direct vote: 477,000,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 477,000,000
4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days: The transactions in the Shares by the Reporting Person during the past sixty days are set forth in more detail in Item 6.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On February 13, 2026, the Issuer entered into the SPA with the Reporting Person, pursuant to which the Reporting Person agreed to acquire from the Issuer (i) simultaneous to entering into the SPA (the "First Closing"), 1,000,000 Series A Preferred Shares, 1,000,000 Series B Preferred Shares, and 1,000,000 Series C Preferred Shares (collectively, the "First Closing Shares") for an aggregate purchase price of $3,000,000, and (ii) shortly following the receipt of Stockholder Approval (as defined in the SPA) (the "Second Closing"), 1,000,000 Series D Preferred Shares and 1,000,000 Series E Preferred Shares (collectively, the "Second Closing Shares" and together with the First Closing Shares, the "Preferred Shares") for an aggregate purchase price of $3,000,000. The First Closing occurred on February 13, 2026, and the Second Closing occurred promptly after the Meeting on April 22, 2026 at which the Issuer obtained Stockholder Approval.

Each Series A, Series B, and Series C Preferred Share is convertible into 9 Ordinary Shares, and each Series D and Series E Preferred Share is convertible into 225 Ordinary Shares. Following the receipt of Stockholder Approval at the Meeting, all Preferred Shares are now fully convertible at the option of the holder for no further consideration.

Under the applicable Nasdaq Stock Market ("Nasdaq") rules and the SPA, prior to Stockholder Approval, the First Closing Shares were not convertible into Ordinary Shares at the time of the SPA. At the Meeting on April 22, 2026, the Issuer's shareholders approved (a) an increase in the Issuer's authorized ordinary shares to 900,000,000, (b) the conversion of all Preferred Shares into Ordinary Shares in compliance with the rules and regulations of Nasdaq, (c) a reverse stock split, (d) the appointment of the Reporting Person as an executive director and Chief Executive Officer, and (e) certain other matters required under the SPA.

The SPA contains customary representations, warranties and agreements of the Issuer and the Reporting Person, limitations, and conditions regarding sales of the Ordinary Shares, indemnification rights and other obligations of the parties. The SPA also contains certain covenants that the Issuer was obligated to comply with, including holding a shareholders' meeting for purposes of obtaining Stockholder Approval, which was obtained at the April 22, 2026 Meeting.

Pursuant to the SPA, immediately prior to the execution of the SPA, the Reporting Person was appointed as a temporary non-executive director and Chair of the Board of Directors of the Issuer. However, at the April 22, 2026 Meeting, the Issuer's shareholders approved the appointment of the Reporting Person as an executive director and Chief Executive Officer. In addition, certain of the Reporting Person's designees were voted onto the Board of Directors by the Issuer's shareholders.

At the Meeting, the Issuer obtained Stockholder Approval for all proposals set forth in the Issuer's Definitive Proxy Statement, including the conversion of all Preferred Shares into Ordinary Shares. As a result, all ownership limitations on conversion of the Preferred Shares were removed. Following the Meeting, the Second Closing occurred, at which time the Reporting Person acquired 1,000,000 Series D Preferred Shares and 1,000,000 Series E Preferred Shares for an aggregate purchase price of $3,000,000.

Following the Meeting and the Second Closing, all 5,000,000 Preferred Shares held by the Reporting Person are now fully convertible into an aggregate of 477,000,000 Ordinary Shares at the option of the Reporting Person.

The foregoing description of the SPA does not purport to be complete and is qualified in its entirety by reference to the SPA, which is filed as an exhibit to this Schedule 13D, and is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Securities Purchase Agreement, dated as of February 13, 2026, by and between the Issuer and David Lazar (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Mainz Biomed N.V. on February 17, 2026).

https://www.sec.gov/Archives/edgar/data/1874252/000121390026016890/ea027724601ex10-1_mainz.htm

## Signatures
- Lazar David E.: /s/ David E. Lazar, David E. Lazar (04/28/2026)